# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MeiraGTx Holdings plc, CIK 0001735438
CUSIP: G59665102
Title of class of securities: Ordinary shares, nominal value $0.00003881 per share
Address of issuer's principal executive offices: 450 EAST 29TH STREET, 15TH FLOOR, NEW YORK, New York (NY), 10016
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001799740

## Reporting persons
- ADENA ESTATE INC.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 3,266,806; shared voting power 0; sole dispositive power 3,266,806; shared dispositive power 0; aggregate amount beneficially owned 3,266,806 (5.1% of the class)

## Item 1. Issuer
Name of issuer: MeiraGTx Holdings plc
Address of issuer's principal executive offices: 450 EAST 29TH STREET, 15TH FLOOR, NEW YORK, NEW YORK, 10016.

## Item 2. Person Filing
Name of person filing: Adena Estate Inc.
Address of principal business office or, if none, residence: PO Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands, VG1110
Citizenship: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,266,806 Ordinary Shares
Percent of class: 5.14%
Sole power to vote or to direct the vote: 3,266,806
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,266,806
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ADENA ESTATE INC.: Mark Hamilton, Company Secretary (02/08/2024)